SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.   )*

RECON TECHNOLOGY, LTD.
(Name of Issuer)

Ordinary Shares, $0.0185 par value per share
(Title of Class of Securities)

G7415M 10 8
(CUSIP Number)

Yongquan Bi	Xinhaixin International Holdings Limited
Room 3708, Wanda Place, 6 Gangwan Road	Room 3708, Wanda Place, 6 Gangwan Road
Zhongshan District 116001	Zhongshan District 116001
Dalian City	Dalian City
Liaoning Province, China, 116001	Liaoning Province, China, 116001

January 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Schedule 13D

CUSIP No. G7415M 10 8	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Yongquan Bi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P. R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- Shares
	8.	SHARED VOTING POWER 3,000,000 Shares (1)
	9.	SOLE DISPOSITIVE POWER -0- Shares
	10.	SHARED DISPOSITIVE POWER 3,000,000 Shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.4%(2)
14.	TYPE OF REPORTING PERSON HC

(1) Mr. Yongquan Bi acquired beneficial ownership of an aggregate of 3,000,000 ordinary shares of the issuer pursuant to share purchase agreement with the issuer. Mr. Bi designated Xinhaixin International Holdings Limited to receive the shares. Mr. Bi is the sole shareholder and the sole director of Xinhaixin International Holdings Limited. The Reporting Persons share beneficial ownership, and jointly exercise the voting and dispositive power, of the aggregate 3,000,000 ordinary shares.

(2) Calculated based on 18,280,349 ordinary shares issued and outstanding as of January 29, 2018.

Schedule 13D

2

CUSIP No. G7415M 10 8	13D	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON Xinhaixin International Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P. R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- Shares
	8.	SHARED VOTING POWER 3,000,000 Shares (1)
	9.	SOLE DISPOSITIVE POWER -0- Shares
	10.	SHARED DISPOSITIVE POWER 3,000,000 Shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Mr. Yongquan Bi acquired beneficial ownership of an aggregate of 3,000,000 ordinary shares of the issuer pursuant to share purchase agreement with the issuer. Mr. Bi designated Xinhaixin International Holdings Limited to receive the shares. Mr. Bi is the sole shareholder and the sole director of Xinhaixin International Holdings Limited. The Reporting Persons share beneficial ownership, and jointly exercise the voting and dispositive power, of the aggregate 3,000,000 ordinary shares.

(2) Calculated based on 18,280,349 ordinary shares issued and outstanding as of January 29, 2018.

Schedule 13D

3

Item 1.                  Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, $0.0185 par value per share (“Shares”), of Recon Technology, Ltd., a Cayman Islands corporation (the “Company”).  The principal executive offices of the Company are located at Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, China.

Item 2.                  Identity and Background.

(a)           This Schedule 13D is being filed jointly by Mr. Yongquan Bi, a PRC citizen (“Mr. Bi”), and Xinhaixin International Holdings Limited, a BVI company (“Xinhaixin” and, together with Mr. Bi, the “Reporting Persons”).

(b)           Mr. Bi’s and Xinhaixin’s principal business address is Room 3708, Wanda Place, 6 Gangwan Road, Zhongshan District, Dalian City, Liaoning Province, China.

(c)           Mr. Bi is an entrepreneur. His principal business is chairman of Dalian Boqi Xinhai Group Ltd. Co.. Mr. Bi founded Dalian Boqi Xinhai Group Ltd. Co. (“Boqi Group”) and its subsidiaries including Dalian Boqi Agriculture Technology Development Ltd. Co. and Dalian Boqi Culture Media Ltd. Co. in July 2008. He also founded Dalian Boqi Zhengji Pharmacy Franchise Ltd. Co. in July 2008 and Boqi Finance Lease (Liaoning) Ltd. Co., another subsidiary of Boqi Group, in November 2009. He has been the Chairman of each of these companies since their incorporation. Xinhaixin is engaged in the business of equity investment.

(d)           None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Bi is a citizen of the PRC and Xinhaixin is a BVI company.

Item 3.                  Source and Amount of Funds or Other Consideration.

The source of the purchase amount $4.8 million is Mr. Bi's personal funds. The Reporting person Mr. Bi wholly owns the Reporting person Xinhaixin International Holdings Limited.

Schedule 13D

4

Item 4.                  Purpose of the Transaction.

The Reporting Persons together acquired an aggregate of 3,000,000 Shares as described in Item 3 for investment purposes. The Reporting Persons will share voting and dispositive power of the aggregate 3,000,000 Shares. Mr. Bi receives board nomination for the upcoming annual shareholders meeting of the Company.

Except as set forth in this Schedule 13 D, neither of the Reporting Persons has any other present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5.                  Interest in Securities of the Issuer.

(a)           As of January 22, 2018, the Reporting Persons may be deemed to share beneficial ownership of the aggregate 3,000,000 Shares, or approximately 24.0% of the Company’s total Shares outstanding. The foregoing percentage is calculated based on 12,477,849 ordinary shares issued and outstanding as of January 22, 2018.

(b)           Each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the aggregate 3,000,000 Shares.

(c)           As January 22, 2018, and within the sixty-day period prior thereto, no transactions involving the Company’s Shares had been engaged in by the Reporting Persons other than as disclosed herein.

(d)           Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Company covered by this Schedule 13D.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 20, 2017, the Issuer entered into a securities purchase agreement (the “Agreement”) with Mr. Bi, pursuant to which Mr. Bi agreed to purchase an aggregate of 3 million unregistered restricted shares for $4.8 million, a per-share purchase price of $1.60. The purchase price was paid in two installments of $2.4 million each. The first installment was paid on November 20, 2017, and the second installment was paid on January 19, 2018. Mr. Bi used his own personal funds to pay the purchase price amount. On January 19, 2018, the Issuer issued the 3 million shares to Xinhaixin, the wholly owned company of Mr. Bi.

This summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement which is filed as Exhibit 2, is incorporated herein by this reference.

Item 7.                  Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Joint Filing Agreement dated January 23, 2018 between Yongquan Bi and Xinhaixin International Holdings Limited, pursuant to Rule 13d-1(k)(1).(1)

Exhibit 2	Share Purchase Agreement between Recon Technology, Ltd and Mr. Bi dated November 20, 2017.(2)

(1)	Filed herewith.
(2)	Incorporated by reference to the Company’s current report on Form 6-K, file No. 001-34409, filed on November 20, 2017.

Schedule 13D

5

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 29, 2018

By:	/s/ Yongquan Bi
Yongquan Bi

By:	/s/ Yongquan Bi
Title: Director
Xinhaixin International Holdings Limited

Schedule 13D

6

EXHIBITS

Exhibit	Description

Exhibit 1	Joint Filing Agreement dated January 23, 2018 between Yongquan Bi and Xinhaixin International Holdings Limited, pursuant to Rule 13d-1(k)(1).(1)

Exhibit 2	Share Purchase Agreement between Recon Technology, Ltd and Mr. Bi dated November 20, 2017.(2)

(1)	Filed herewith.
(2)	Incorporated by reference to the Company’s current report on Form 6-K, file No. 001-34409, filed on November 20, 2017.

Schedule 13D

7